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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                _______________

                                  Schedule TO

                            Tender Offer Statement
                      Under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                                _______________

                               G&L Realty Corp.
                      (Name of Subject Company (Issuer))

                              Daniel M. Gottlieb
                              Steven D. Lebowitz
                     (Names of Filing Persons (Offerors))

                           Series A Preferred Stock
                           Series B Preferred Stock
                        (Title of Class of Securities)

                                   361271208
                                   361271307
                     (CUSIP Number of Class of Securities)

                                _______________

                              Daniel M. Gottlieb
                             c/o G&L Realty Corp.
                            439 North Bedford Drive
                            Beverly Hills, CA 90210
                                (310) 273-9930
         (Name, Address, and Telephone Number of Person Authorized to
      Receive Notice and Communications on Behalf of the Filing Persons)

                                With a Copy to:
                           Neal H. Brockmeyer, Esq.
                      Heller Ehrman White & McAuliffe LLP
                     601 South Figueroa Street, 40th Floor
                         Los Angeles, California 90017
                                (213) 689-0200

                                _______________

                           Calculation of Filing Fee

             Transaction Valuation:          Amount of Filing Fee:
                 Not Applicable                 Not Applicable
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  [ ]  Check the box if any part of the fee is offset as provided by Rule 0-
11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

  Amount Previously Paid:  None

  Form or Registration No.:  Not Applicable

  Filing Party:  Not Applicable

  Date Filed:  Not Applicable

  [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  [X]  third-party tender offer subject to Rule 14d-1.

  [ ]  issuer tender offer subject to Rule 13e-4.

  [ ]  going-private transaction subject to Rule 13e-3.

  [ ]  amendment to Schedule 13D under Rule 13d-2.

  Check the box if the filing is a final amendment reporting the results of the tender offer: [ ]
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This filing is neither an offer to purchase nor a solicitation of an offer to sell shares of G&L Realty Corp. At the time Daniel M. Gottlieb and Steven D. Lebowitz commence their offer, they will file a tender offer statement with the Securities and Exchange Commission and G&L Realty Corp. will file a solicitation/recommendation statement with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully (when they become available) before any decision is made with respect to the offer.

ITEMS 1-11 AND 13.

      Not applicable.

ITEM 12.   EXHIBITS.

     The following documents are attached as exhibits.

      Exhibit
       Number                        Description of Exhibit
      -------                        ----------------------
       99.1      Press Release of G&L Realty Corp. dated as of April 13, 2001.

       99.2 Term Sheet dated as of April 13, 2001, among G&L Realty Corp., Daniel M. Gottlieb and Steven D. Lebowitz.